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SEC 1344
(7-2000)          Persons who potentially are to respond to the collection of
Previous          information contained in this form are not required to respond versions obsolete unless the form displays a currently valid OMB control number.
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                                                               +--------------+
                                 UNITED STATES                 | OMB APPROVAL |
                      SECURITIES AND EXCHANGE COMMISSION       +--------------+
                            Washington, D.C. 20549             | OMB Number:  |
                                                               |  3235-0058   |
                                  FORM 12b-25                  |   Expires:   |
                                                               | January 31,  |
                          NOTIFICATION OF LATE FILING          |     2002     |
                                                               |   Estimated  |
(Check One): [ ] Form 10-K  [ ] Form 20-F   [ ] Form 11-K      |average burden|
             [x] Form 10-Q  [ ] Form N-SAR                     |   hours per  |
                                                               |response..2.50|
For Period Ended: September 30, 2000                           +--------------+
                                                               +--------------+
                [ ] Transition Report on Form 10-K             |   SEC FILE   |
                [ ] Transition Report on Form 20-F             |    NUMBER    |
                [ ] Transition Report on Form 11-K             +--------------+
                [ ] Transition Report on Form 10-Q             +--------------+
                [ ] Transition Report on Form N-SAR            |  CUSIP No.   |
                                                               |              |
For the Transition Period Ended: ____________________________  +--------------+

[ Read Instruction (on back page) Before Preparing Form. Please Print or Type  ]
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
U.S.A. Floral Products, Inc.
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Full Name of Registrant

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Former Name if Applicable
1025 Thomas Jefferson Street, N.W., Suite 300 East
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Address of Principal Executive Office (Street and Number)
Washington, DC 20007
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
    | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day following the
[x] |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
                                               (Attach Extra Sheets if Needed)


PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.
     G. Andrew Cooke, CFO                              (202) 333-0800
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [x] Yes [ ] No
     ---------------------------------------------------------------------------
(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [x] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
================================================================================

                         U.S.A. Floral Products, Inc.
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 14, 2000                  By Andrew Cooke, Chief Financial Officer
    ------------------------------        --------------------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

+----------------------------------ATTENTION-----------------------------------+
|                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                |
|         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).         |
+------------------------------------------------------------------------------+
                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


Registrant Name:  U.S.A. Floral Products, Inc.


PART III - NARRATIVE


The resolution of accounting for the impairment charge in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" resulting in a $156.6 million write down of goodwill took longer than expected. The Form 10-Q could not be filed on time without unreasonable effort or expense.


PART IV - OTHER INFORMATION

Item (3):

Anticipated changes in the operating results for the three month period ended September 30, 2000 as compared to the three month period ended September 30, 1999 include the following:

During the three month period ended September 30, 2000 the Company took a one-time impairment charge of $156.6 million. The Company accounts for the impairment of long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". SFAS No. 121 requires that the long-lived assets be reviewed for impairment whenever events or changes in circumstances have occurred that indicate possible impairment. In accordance with SFAS No. 121, the Company uses an estimate of the future undiscounted cash flows of the related asset or asset grouping over the remaining life in measuring whether the assets are recoverable. The Company evaluates at each balance sheet date whether events or circumstances have occurred that indicate possible impairment. Management began an evaluation of all Company operations in August 2000 as a result of the continued poor operating performance of the Company. As a result of this evaluation, on November 3, 2000, the Company announced a strategic plan, approved by the Board of Directors, that will focus corporate resources on its North American import/export and bouquet making and distribution business segments. Under the terms of the plan, the Company has retained a financial advisor to effect the sale of its International division and its North American wholesale distribution business segment as soon as possible.

Due to the significance of the changes above and the decision to divest of the Company's International Division and its North American wholesale distribution business segment, management performed an evaluation of the recoverability of all the assets of the company as described in SFAS No. 121, including an independent valuation analysis. Management concluded from the results of this evaluation that a significant impairment of goodwill had occurred. An impairment charge was required because estimated fair value was less than the carrying value of the long-lived asset. Considerable management judgement is necessary to estimate fair value. Accordingly, actual results could vary significantly from management's estimates.

                          U.S.A. FLORAL PRODUCTS, INC.

                UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS
                    (in thousands, except per share amounts)


                                                  Nine Months Ended    Nine Months Ended   Three Months Ended   Three Months Ended
                                                 September 30, 2000   September 30, 1999   September 30, 2000   September 30, 1999
                                                 ------------------   ------------------   ------------------   ------------------
Net revenues                                     $          657,371   $          699,786   $          165,425   $          189,402
Cost of sales                                               497,955              518,991              126,598              138,375
                                                 ------------------   ------------------   ------------------   ------------------
  Gross margin                                              159,416              180,795               38,827               51,027

Selling, general and administrative expenses                157,909              159,687               53,281               52,623
Goodwill amortization                                         5,261                5,299                1,737                1,792
Integration charge                                           10,155                   40                    -                    -
Impairment charge                                           156,620                    -              156,620                    -
                                                 ------------------   ------------------   ------------------   ------------------

  Income (loss) from operations                            (170,529)              15,769             (172,811)              (3,388)

Other income (expense):
  Interest expense                                          (14,664)             (12,337)              (5,159)              (4,426)
  Interest income                                               789                1,613                  177                  619
  Other                                                         246                  516                  222                  194
  Loss on sale of business assets                            (3,124)                   -                  549                    -
                                                 ------------------   ------------------   ------------------   ------------------
Income (loss) before provision for income taxes            (187,282)               5,561             (177,022)              (7,001)
Provision for (benefit from) income taxes                    (1,358)               5,305                 (916)              (1,514)
                                                 ------------------   ------------------   ------------------   ------------------
Net income (loss) before minority interest                 (185,924)                 256             (176,106)              (5,487)
Minority interest                                                (9)                  12                   14                    9
                                                 ------------------   ------------------   ------------------   ------------------
Net income (loss)                                $         (185,933)  $              268   $         (176,092)  $           (5,478)
                                                 ==================   ==================   ==================   ==================


Net income (loss) per share
   Basic                                         $           (11.21)  $             0.02   $           (10.43)  $            (0.33)

   Diluted                                       $           (11.21)  $             0.02   $           (10.43)  $            (0.33)

Weighted average shares outstanding:
    Basic                                                    16,593               16,331               16,880               16,365

    Diluted                                                  16,593               16,545               16,880               16,643